UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:		/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: July 6, 2026

July 6, 2026

Sumitomo Mitsui Financial Group, Inc.

Modification of Disclosed Matters: Notice of Changes to Certain Share Figures Related to the Stock Split

Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Toru Nakashima) announced that, pursuant to its restricted stock compensation plan, the Board of Directors of SMFG resolved at its meeting held on June 26, 2026 to issue shares of common stock of SMFG (the “Issuance of Shares”). Based on the resolution, the President and Group CEO, under authority delegated by the Board of Directors, determined to issue new shares on July 6, 2026.

Accordingly, SMFG hereby announces the following changes to the number of shares resulting from the stock split announced in the “Stock Split, Change in Ratio of ADRs to Common Stock, and Partial Amendments to the Articles of Incorporation” dated May 13, 2026. There are no changes to the other conditions and matters relating to the stock split.

1.	Reason for revisions

The Issuance of Shares was resolved on July 6, 2026, and as the number of shares to be issued pursuant to the restricted stock compensation plan on July 24, 2026 has been finalized, the number of shares to be increased as a result of the stock split will change.

2.	Details of the Revisions (The underlined portions indicate the revisions.)

(Before revision)

1.	Stock Split

(3)	Increase in the number of shares due to the stock split

1) Total number of issued shares before the stock split	3,827,498,140 shares
2) Number of shares to be increased by the stock split	3,827,498,140 shares
3) Total number of issued shares following the stock split	7,654,996,280 shares
4) Total number of authorized shares following the stock split	18,000,564,000 shares

(After revision)

1.	Stock Split

(3)	Increase in the number of shares due to the stock split

1) Total number of issued shares before the stock split	3,829,143,493 shares
2) Number of shares to be increased by the stock split	3,829,143,493 shares
3) Total number of issued shares following the stock split	7,658,286,986 shares
4) Total number of authorized shares following the stock split	18,000,564,000 shares